Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of Registrant: Walmart

Name of Person Relying on Exempt Solicitation: Oxfam America

Address of Person Relying on Exempt Solicitation: 77 North Washington Street, Suite 5-1, Boston, MA 02114

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Oxfam America urges you to vote FOR Proposal 6 asking Walmart to prepare a report on its human rights due diligence (HRDD) process at its annual general meeting on Wednesday, May 31.

I.	Resolved clause and supporting statement of the proposal:

RESOLVED, that the shareholders of Walmart Inc. (“Walmart”) hereby request that the Walmart Board of Directors (the “Board”) prepare a report, at reasonable cost and omitting proprietary information, on Walmart’s human rights due diligence (“HRDD”) process to identify, assess, prevent and mitigate actual and potential adverse human rights impacts in its domestic and foreign operations and supply chains.

Supporting Statement:

As outlined by the UN Guiding Principles on Business and Human Rights, we recommend the report identify:

•	The human rights principles used to frame its risk assessments;
•	The human rights impacts of Walmart’s business activities, including domestic and foreign operations and supply chains;
•	The types and extent of stakeholder consultation; and
•	Walmart’s plans to track effectiveness of measures to assess, prevent, mitigate, and remedy adverse human rights impacts.

II.	Arguments in Favor of a “Yes” Vote

Support for this Resolution is Warranted Because:

1.	As one of the largest employers in the United States, Walmart’s business practices and relationships with suppliers operating in high-risk sectors could expose Walmart and its investors to legal, reputational and financial risk.

2.	Walmart can mitigate negative public perception of the company with respect to allegations of poor working conditions for workers throughout not only its global supply chains, but also for its own workers in the US.

3.	Walmart’s existing policies and practices do not demonstrate sufficiently robust or effective Human Rights Due Diligence (“HRDD”) in line with the requirements of the United Nations Guiding Principles (UNGPs), nor do they meet current investor expectations.

We recognize and appreciate that Walmart published new human rights disclosures in April 2023. However, despite the effort to utilize the language of the UNGPS, the disclosures still fail to make sufficient concrete commitments in line with the company’s recognized HRDD responsibilities:

•	The company is still over-reliant on social compliance audits, which are notoriously flawed and fail to identify human rights risks, in place of HRDD tools like human rights impact assessments.
•	When identifying salient human rights risks, there is no acknowledgement of the level of responsibility of the company has toward those issues – whether the company is directly causing those harms, contributing to those harms, or linked to those harms.
•	Walmart is still not disclosing the results of its HRDD process, or what steps it is taking to mitigate the human rights concerns the company has identified within its operations, which is the central pillar of the UNGPs

A. Media Outlets are Reporting on Walmart’s Alleged Human Rights Violations

As proof of the insufficiency of Walmart’s current HRDD policies and disclosure, the treatment of and conditions for workers within Walmart’s operations in both the United States and within its global supply chain continue to capture media attention. We are concerned about the reputational, legal, and financial risks posed to Walmart as a result of these reported offenses.

•	Forced Labor. Walmart’s current HRDD policy is insufficient to identify the use of forced labor within its supply chain. For example, in December of 2022, a federal court found that the owner of Los Villatoros Harvesting LLC, a company that supplies watermelons to Walmart, guilty of conspiracy to commit forced labor.[1] This prosecution occurred after an investigation by the Department of Labor in 2017 which resulted in the finding that the owner violated the Migrant and Seasonal Agricultural Worker Protection Act and the Fair Labor Standards Act. The company employed workers to harvest watermelons for Carlton Farms, Inc. who supplied watermelons for sale at Walmart. These human rights violations occurred in Walmart’s supply chain, within the United States in the past six years.

•	Child Labor. Walmart’s policy also failed to prevent or mitigate child labor within its U.S. supply chain. In February of 2023, the New York Times reported that migrant child laborers work for Walmart's domestic suppliers.[2]

•	Insufficient Sick Leave. Additionally, Walmart is accused of providing insufficient sick leave for its employees, particularly during the pandemic.[3] In 2022, one Walmart employee died after suffering from a medical incident for two hours in the store bathroom. Her mother stated that she stayed at work due to fear of “losing a paycheck, or even her job, for putting her health first.”[4]

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1 https://www.dol.gov/newsroom/releases/whd/whd20230202-2; https://www.business-humanrights.org/en/latest-news/usa-mexican-workers-contracted-by-lvh-subject-to-forced-labour-on-watermelon-farms-supplying-to-walmart-kroger-sams-club-schnucks/

2 https://www.nytimes.com/2023/02/25/us/unaccompanied-migrant-child-workers-exploitation.html

3 https://www.businessinsider.com/walmart-target-workers-describe-working-conditions-during-coronavirus-2020-3

4 https://arktimes.com/arkansas-blog/2023/01/16/no-more-walmart-associates-should-be-left-to-die-north-little-rock-family-battles-for-worker-rights-one-year-after-loss

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•	Treatment of Pregnant Workers. Walmart has made headlines over the years for allegedly denying pregnant workers light work duty and other accommodations that were given to injured workers. In 2020, Walmart paid $14 million to settle a class action suit on behalf of 4,000 pregnant women in 39 states who said they were discriminated against because Walmart denied them necessary workplace accommodations.[5] In 2022, another discrimination suit against Walmart was dismissed because the court found that Walmart treated all employees the same in denying light work duty. However, the case brought scrutiny from the public and created headlines about the allegations put pressure on Congress to intervene[6].

•	Insufficient Wages. Recent scholarship found that in 2022, at least half of Walmart’s hourly workers earn under $29,000 annually,[7] insufficient wages for a basic standard of living.

•	International Supply Chain Concerns. The allegations are not limited to the United States. Walmart has been accused of selling Milwaukee gloves made from forced labor in a Chinese prison. Milwaukee Tools, The Home Depot, Inc., and Amazon.com all responded to such allegations while Walmart did not.[8] Additionally, workers in Taiwanese factories that allegedly produce goods for Walmart have reportedly been forced to pay recruitment fees for such labor. It was reported that Walmart has not disclosed whether it has audited its Taiwanese suppliers.[9] Human rights violations ranging from extreme hours, inhumane conditions and low pay also continue to plague sectors like the seafood industry which retailers like Walmart source from in huge numbers.[10]

B. Walmart’s Current Policies and Practices Regarding HRDD are Insufficient and its Reporting - including its most recent 2023 Disclosures - does not Satisfy the Proposal Request.

While Walmart is currently taking some steps to address human rights, and in particular its most recent human rights disclosures (published in April 2023) utilize some of the language of the UNGPs, the Proponent believes that the Company still has not implemented robust HRDD processes in compliance with the requirements of the UNGPs. Greater transparency, as requested in the Proposal, is necessary to ensure that Walmart is properly overseeing the human rights risks in its operations.

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5 https://www.washingtonpost.com/dc-md-va/2020/04/29/walmart-pregnant-workers-discrimination-settlement/

6 https://news.bloomberglaw.com/daily-labor-report/walmart-pregnancy-accommodation-ruling-puts-pressure-on-congress

7 https://www.cbsnews.com/news/walmart-minimum-wage-20-an-hour-still-broke-rick-wartzman-author/

8 https://www.business-humanrights.org/en/latest-news/human-rights-advocates-raise-concerns-that-milwaukee-tool-gloves-are-made-with-forced-labour-in-a-chinese-prison-incl-co-responses/; https://www.business-humanrights.org/en/latest-news/letter-to-walmart-ceo-doug-mcmillion-to-stop-selling-milwaukee-gloves-made-by-slave-labor/; https://chinaaid.org/cheng-yuans-wife-petitions-against-milwaukee-tool-for-using-slave-labor/

9 https://www.business-humanrights.org/en/latest-news/taiwan-migrant-workers-reportedly-pay-up-to-usd6150-to-secure-low-wage-jobs-producing-goods-for-multinationals-incl-comments-from-loreal-walmart-others/

10 Behind the Barcodes | Oxfam https://www.oxfamamerica.org/explore/issues/humanitarian-response-and-leaders/hunger-and-famine/behind-the-barcodes/

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The Proposal’s Resolved clause requests a report on Walmart’s HRDD process to “identify, assess, prevent and mitigate actual and potential adverse human rights impacts in its domestic and foreign operations and supply chains.” In the opinion of the Proponent, while Walmart may report generally on some of its approach, it does not sufficiently report on critical issues such as how or if it identified concerns within its high-risk supply chains, nor does it disclose action plans that adequately establish how it is working to prevent or mitigate those concerns.

Further, the Supporting Statement explains the request further, by recommending that the report identify:

(1) The human rights principles used to frame its risk assessments and the methodology it uses to generate them;

(2) The human rights impacts of Walmart’s business activities, including domestic and foreign operations and supply chains;

(3) The types and extent of stakeholder consultation; and

(4) Walmart’s plans to track effectiveness of measures to assess, prevent, mitigate, and remedy adverse human rights impacts.

Unfortunately, Walmart’s current reporting falls short of these requested elements which are needed to ensure that Walmart is completing proper HRDD.

C. Walmart has not published the actual methodology and results of its HRDD or action plans establishing how risks or violations identified in them will be prevented, mitigated and/or remedied.

HRDD requires that Walmart publish not only its general approachto HRDD, but the specific methodology that HRDD utilizes as well as its findings. The Proposal, in line with the UNGPs, requests that Walmart report on the “human rights impacts of Walmart’s business activities, including domestic and foreign operations and supply chains.”

Because Walmart does not provide this necessary level of transparency, we are unsure if Walmart’s HRDD policies have identified all relevant human rights risks, if so, what concrete steps Walmart has taken to mitigate or address those identified risks. At present, investors are left in the dark.

It appears that the company remains overly reliant on internal processes and audits that are not made publicly available. Transparency is a cornerstone of the UNGPs. No new commitment to implement a more comprehensive HRDD strategy has been announced in its most recent human rights disclosures; effectively the company has repackaged existing activities, but refrained from integrating more robust HRDD activities.

For example, the company presents examples of the different actions they are taking in several priority supply chains;, however, there is no presentation of the main human rights issues associated with each supply chain, no clear plan of what the company will do to address these concerns, and no explanation of how Walmart is connected to the issues identified.

To qualify as a robust HRDD process, the company should commit to conduct human rights impact assessments in its domestic operations and on its high-risk supply chain. The results of those assessments should be publicly available and published alongside a time-bound action plan that includes sufficiently robust grievance mechanisms and tools for redress of grievance for both their own employees and workers in their global supply chains.

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D. Walmart has failed to complete human rights impacts assessments (HRIAs), a critical piece of HRDD.

Because Walmart has not committed to complete any HRIAs, and because HRIAs are an important aspect of HRDD, this is an obvious example of the insufficiency of Walmart’s current HRDD policies and disclosure. While it appears that Walmart engages in different initiatives to identify human rights risks, how they fit into the HRDD effort is unclear.

It appears that instead of completing HRIAs, the Company still relies on social audits, which have been described as “a voluntary process carried out to assess and verify a company’s compliance with specified labour and/or environmental standards.”11 However, the inadequacy of social compliance audits as a tool for protecting labor rights and working conditions for supply chain workers (including on issues of health and safety, wages and freedom of association) is well documented.12 Such audits only offer a partial view into complex situations: they look only at the actions of suppliers over a brief window (often no more than two days) and often failing to include meaningful rights-holder engagement. To engage in meaningful HRDD, Walmart must move beyond such fragmentary processes and commit to conduct human rights impact assessments, followed by the completion and implementation of action plans for addressing any rights risks identified.

As an example of the possible full disclosure and commitment that Walmart could complete, in Kroger’s Human Rights Policy, Kroger committed to “assessing human rights risks on an ongoing basis” and further stated: “We will also conduct human rights impact assessments (HRIA) for specific commodities and countries to inform our risk assessment and management.”13

To ensure the greatest impact, Walmart’s specific initiatives should be integrated into a structured HRDD strategy, and publicly reported on as requested, as part of the company’s approach to identifying human rights risks.

E. Walmart has not sufficiently addressed the scope of its engagement with rights holders and other stakeholders.

As expressed in the Proposal, the UNGPs state that in order to gauge human rights risks, businesses should “identify and assess any actual or potential adverse human rights impacts with which they may be involved either through their own activities or as a result of their business relationships.”14 This assessment process should include “meaningful consultation with potentially affected groups and other relevant stakeholders.”15

In its opposition statement Walmart states: “we seek to go beyond our own policies and procedures by working collaboratively with other stakeholders.” However, it is unclear whether Walmart is consulting with the range of stakeholders that are at risk of human rights violations including both throughout their global supply chains, as well as in their own US operations and workforce. Accordingly, Walmart’s direct engagement with affected rights holders as part of the HRDD process is either nonexistent or not communicated sufficiently.

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11 https://media.business-humanrights.org/media/documents/Executive_Summary_EN_2021_CLA_Annual_Briefing.pdf

12 Decent Work In a Globalized Economy.pdf | Powered by Box

13 https://www.thekrogerco.com/wp-content/uploads/2022/02/Kroger-Human-Rights-Policy-Feb-2022.pdf

14 https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf (page 19).

15 Id.

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For example, such an engagement with the seasonal workers harvesting watermelons for Walmart in Florida might have forewarned the Company about the use of forced labor in its supply chain.

While Walmart has better organized its commitment to engage with stakeholders, its most recent disclosures still lack a clear explanation of which communities it is drawing those stakeholders from, who within them are considered rights holders and which rights holder groups precisely Walmart engages with. It is also unclear which stakeholders have been engaged specifically on which respective human rights risks. It is important that Walmart communicate about its engagement strategy specifying how and when the company engages with which rights holders (including its own workers), as requested in the supporting statement of the Proposal and in line with the UNGPs. Compliance with the UNGPs would mean that the engagement is ongoing and ensures significant participation of all potentially impacted rights-holders.

F. Despite the recent human rights disclosures, Walmart’s various reports are disjointed and incomplete.

Walmart points to at least six different reports in its opposition statement. The lack of a structured approach to HRDD and the absence of a coherent action plan showing how the company responds to all the salient issues identified makes it difficult to understand and evaluate the effectiveness of the human rights measures the company is taking. As requested in the Proposal, Walmart should develop and disclose a comprehensive and structured approach to HRDD which will clearly specify how it is implementing its responsibility to respect human rights, particularly with respect to how it assesses human rights risks, how it engages all affected rights holders (including workers in both the company’s own workforce and throughout its global supply chain), in its HRDD processes (including the assessment of potential human rights risks) , and an action plan that would include and tie together the various initiatives it engages in to respond to the salient risks identified.

For example, the table presented in the Human Rights Section of the ESG report about the North American Produce Corridor is informative as to Walmart’s identified “Salient Human Rights Issues” and related “Philanthropy” in the area, but such analysis has apparently not been replicated beyond this specific geography for all of Walmart’s salient human rights risks. Further disclosure is necessary to ensure that Walmart is properly implementing HRDD policies in its operations.

III.	Why Further Human Rights Due Diligence Disclosure is necessary: Comprehensive and robust HRDD, in line with the requirements of the UNGPs, is an effective risk management process. Failure to conduct HRDD poses significant threats to Walmart’s bottom line, in the form of potential operational, reputational and legal liability that in turn give rise to financial liability.

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A. HRDD Mitigates Against These Risks

To mitigate the aforementioned risks and protect medium and long-term shareholder value, conscientious companies conduct HRDDin line with the UNGPs. 16 HRDD enables a company to detect emerging human rights risks and redress harm, which in turn allow the company to both protect itself against expensive fines and burnish its reputation. HRDD includes four key steps: assessing actual and potential human rights impacts, integrating and acting on findings, tracking responses, and communicating about how impacts are addressed.17 These proactive steps to identifying and confronting human rights violations can allow companies to address them before they develop into significant costs. Indeed, some of the world’s largest agribusiness companies publicly embrace HRDD: Coca Cola,18 Nestlé,19 and Mondelez20 conduct HRDD on their operations, and are transparent about the process on their website; this enables investors to understand the manner in which these companies are proactively addressing human rights risks.

B. HRDD Safeguards a Company’s Bottom Line

HRDD not only helps to protect workers and community members who may be harmed by company operations, but also helps businesses minimize expensive operational, reputational, and legal risks. As a result, preventing human rights abuses benefits Walmart’s bottom line. For example:

•	HRDD mitigates the risk that a company will face fines and lawsuits from injured employees and others adversely impacted by the company’s operations.

•	Poor HRDD poses risks to recruitment and retention of employees. The ability to recruit and retain a diverse and talented workforce is critical to the uninterrupted functioning of business operation. Respecting workers’ human rights and protecting their health and safety is essential to avoiding worker shortages, strikes, work stoppages, and legal battles. Effective HRDD can support Walmart’s efforts to identify and mitigate labor conflicts before they escalate.

•	HRDD confers many direct financial benefits, including improving risk management, strengthening brand reputation, reducing disruptions to business, lowering employee turnover, increasing positive recognition from civil society groups and shareholders, and improving relationships with communities. These benefits can ultimately contribute to protecting the company’s long-term financial interests.

•	Risk of falling behind competitor and peer companies that are already taking meaningful steps toward robust HRDD. If Walmart continues to fail to adopt a robust and comprehensive HRDD plan and system, it risks falling further behind competitors. For example, in 2021, Kroger committed to publishing a Human Rights Gap Analysis, conducting and publishing HRIAs, and devising an action plan in response to the findings of the HRIAs.[21]

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16 The United Nations Guiding Principles on Business and Human Rights (UNGPs), adopted by the UN General Assembly in 2011, are the global authoritative framework outlining states and companies’ human rights-related roles and responsibilities. The UNGPs require all businesses, regardless of size or industry, to respect the human rights of stakeholders impacted by their operations and business relationships. https://www.ohchr.org/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf.

17 https://www.ungpreporting.org/glossary/human-rights-due-diligence/; https://www.ohchr.org/en/professionalinterest/pages/coreinstruments.aspx; https://www.ilo.org/declaration/lang--en/index.htm; http://www.oecd.org/investment/mne/1922428.pdf

18 https://www.coca-cola.ie/content/dam/journey/ie/en/hidden/PDFs/human-and-workplace-rights/addressing-global-issues/human-rights-self-assessment-checklists.10.2014.pdf.

19 https://www.nestle.com/csv/impact/respecting-human-rights/human-rights-impacts.

20 https://www.mondelezinternational.com/~/media/mondelezcorporate/uploads/downloads/mdlz_human_rights_report_2018.pdf?la=en.

21 https://politicsofpoverty.oxfamamerica.org/turning-point/; https://www.thekrogerco.com/wp-content/uploads/2021/05/Kroger-Statement-on-Human-Rights.pdf.

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Given the low cost of conducting and reporting on HRDD relative to the significant potential costs tied to human rights violations, we urge the shareholders to vote “Yes” on Shareholder Proposal No. 6 as a cost-effective means of reducing exposure to risk and protecting basic human rights.

For questions, please contact Hana Ivanhoe at hana.ivanhoe@oxfam.org.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Oxfam America is not able to vote your proxies, nor does this communication contemplate such an event